UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

THINKING GREEN
(Exact name of registrant as specified in its charter)

Nevada	47-3411913
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

170 S. Green Valley Parkway, Suite 300, Henderson, NV 89012

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (702) 202-0068

THINKING GREEN

SPECIAL FINANCIAL REPORT ON FORM 1-SA

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Not required according to the instructions to Form 1-SA for special financial reports pursuant to Regulation A.

Item 2. Other Information

Not required according to the instructions to Form 1-SA for special financial reports pursuant to Regulation A.

Item 3. Consolidated Financial Statements

The consolidated financial statements included in this report as of and for the six months ended June 30, 2018 are unaudited, and may not include year-end adjustments necessary to make such financial statements comparable to audited results, although in the opinion of management, all adjustments necessary to make our interim financial statements not misleading have been included.

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THINKING GREEN

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2018	December 31, 2017

ASSETS
CURRENT ASSETS:
Cash	$2,038	$3
Advances	2,500	2,500
Total Current Assets	4,538	2,503
Property and equipment, net of depreciation	3,026	–
Earnest Money Deposit	500	–
TOTAL ASSETS	$8,064	$2,503

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$7,454	$4,331
Accounts payable and accrued expenses - related parties	–	3,243
Current maturities of long-term debt	27,000	27,000
Total Liabilities	34,454	34,574

STOCKHOLDERS' (DEFICIT):
Preferred stock, par value $.001, 2,000,000 shares authorized, 0 shares issued and outstanding	–	–
Common stock, par value $.001,73,000,000 shares authorized; 24,581,250 and 24,525,000 shares issued and outstanding	24,581	24,525
Additional paid-in capital	50,169	225
Common stock subscription receivable	–	(3,000)
Accumulated deficit	(101,140)	(53,821)
Total Stockholders' (Deficit)	(26,390)	(32,071)
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$8,064	$2,503

The accompanying notes are an integral part of these unaudited financial statements

F-1

THINKING GREEN

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended
	June 30,
	2018	2017
Contract revenues	$–	$–
Contract costs	–	–
Gross profit	–	–

Operating expenses
General and administrative expenses	46,546	200
Depreciation expense	104	–
Total operating expenses	46,650	200

(Loss) from operations	(46,650)	(200)

Other income/(expense)
Interest expense	(669)	(669)

(Loss) from operations before income taxes	(47,319)	(869)

Provisions for income taxes	–	–

Net (loss)	$(47,319)	$(869)

(Loss) per share - Basic and diluted	$(0.00)	$(0.00)

Weighted average shares outstanding - Basic and diluted	24,549,862	24,500,000

The accompanying notes are an integral part of these unaudited financial statements

F-2

THINKING GREEN

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

	Six Months Ended
	June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Continuing operations
Net (loss)	$(47,319)	$(869)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	104	–
Changes in assets and liabilities:
Security deposit	(500)	–
Accounts payable and accrued expenses	3,123	694
Net cash (used) in operating activities	(44,592)	(175)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,130)	–
CASH USED BY INVESTING ACTIVITIES	(3,130)	–

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of note payable – related party	(3,243)
Proceeds from sale of common stock	53,000	178
CASH USED IN FINANCING ACTIVITIES	49,757	178

Net increase in cash	2,035	3
CASH AT BEGINNING PERIOD	3	2

CASH AT END OF PERIOD	$2,038	$5

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

NON-CASH TRANSACTIONS
Shares issued for consulting services	$–	$–

The accompanying notes are an integral part of these unaudited financial statements

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THINKING GREEN

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and 2017

(Unaudited)

NOTE 1 – Nature of the Business and Basis of Presentation

Description of the Company and Business

Thinking Green is a Nevada corporation that is to become an integrated environmentally aware food producer for metropolitan areas where there may be inherent detrimental aspects to food growing and delivery of food. Thinking Green will integrate solar powered hydro-aquaponics, sprouting, organic waste into energy, and organically raised animals into an "off-the-grid" reproducible and “scalable” facility.

Thinking Green Energy LLC was organized on April 26, 2013. The subsidiary was created to be the entity to integrate solar powered hydro-aquaponics and other off the grid energy sources into sprouting, organic waste into energy, and organically raised animals into an "off-the-grid" reproducible and “scalable” facility.

Basis of Presentation

The accompanying Condensed Consolidated Balance Sheet as of June 30, 2018, which was derived from audited financial statements, and the unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, the accompanying unaudited, consolidated, condensed financial statements contain all adjustments necessary to present fairly the financial position of the Company as of June 30, 2018, and the cash flows and results of operations for the six months then ended. Such adjustments consisted only of normal recurring items. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accounting policies followed by the Company are set forth in Note 1 to the Company's consolidated financial statements contained in the Company offering statement (Regulation A) on Form 1-A/A, and it is suggested that these condensed consolidated financial statements be read in conjunction therewith.

Loss Per Share

Net loss per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification.  Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period.  There were no potentially dilutive shares outstanding as of June 30, 2018 and June 30, 2017.

Recent Accounting Pronouncements

We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our consolidated results of operations, financial position or cash flow.

Reclassifications

Certain amounts have been reclassified and represented to conform to the current consolidated financial statement presentation.

NOTE 2 – Financial Condition and Going Concern

The Company’s consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained operating losses in the current and prior years and may not achieve the level of profitable operations to sustain its activities. These factors raise substantial doubt as to its ability to obtain debt and/or equity financing and achieve profitable operations.

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THINKING GREEN

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and 2017

(Unaudited)

Management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors. Ultimately, the Company will need to achieve profitable operations in order to continue as a going concern.

There are no assurances that Thinking will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Thinking. If adequate working capital is not available to Thinking, it may be required to curtail its operations.

NOTE 3 – Equity

Common Stock

As of December 31, 2017, there were 24,525.000 shares of common stock outstanding.

The Company issued 56,250 shares of its common stock at $0.90 per share for 50,000 shares and $0.80 per share for 6,250 shares on April 12, 2018 for total cash consideration of $50,000.

As of June 30, 2018, there were 24,581,250 shares of common stock outstanding.

NOTE 4 – Subsequent Events

On July 24, 2018, the Company entered into an agreement with an individual to purchase a note for the principal sum of $15,000. The principal sum plus interest at 10% per annum is due and payable 1 year from the date thereof.

On July 25, 2018, the Company’s Regulation A Offering was qualified by the Securities and Exchange Commission.

The Company has evaluated all events that occurred after the consolidated balance sheet date of June 30, 2018 through October 22, 2018, the date the consolidated financial statements were available to be issued. The Management of the Company determined that there were no reportable subsequent events to be disclosed.

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Item 4. Exhibits

Not required according to the instructions to Form 1-SA for special financial reports pursuant to Regulation A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THINKING GREEN

Date: October 22, 2018	By:	/s/ Richard Ham
Richard Ham Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Richard Ham	Date: October 22, 2018
Name: Richard Ham Title: Chief Executive Officer (Principal Executive Officer), Principal Financial Officer and Principal Accounting Officer

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